ML Global Smallcap

Class R shares are available only to certain retirement plans.

Class R shares are not subject to an initial sales charge or a contingent deferred sales charge. However, Class R shares are subject to a distribution fee of 0.25% and an account maintenance fee of 0.25%.

The table below summarizes the pricing of Class R shares.

Class R

Availability

           Available only to certain retirement plans.

Initial Sales Charge?      No. Entire purchase price is invested in the Fund’s

           Class R shares.

Deferred Sales Charge?  No.

Account Maintenance      0.25% Account Maintenance Fee.

                                                                                and Distribution Fees?    0.25% Distribution Fee.